Securities Compliance Group, Ltd.

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October 12, 2015

Via EDGAR

Mark P. Shuman

Branch Chief- Legal

Office of Information Technologies and Services

Securities and Exchange Commission

Washington, D.C.

Re: Bebuzee Ltd.

Registration Statement of Form F-1

Filed August 26, 2015

File No. 333-206577

Dear Mr. Shuman:

On behalf of Bebuzee Ltd. (the “Company” or the “Company”), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

General

1.	You appear to be a shell company as defined in Rule 405, because you appear to have nominal operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response:

The Company believes it is not a shell company as defined in Rule 405 for the following reasons.

The Commission, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a Company, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

The Company is considered a development stage business. From inception, the Company has been pursuing an actual business.  The Financial Accounting Standards Board (“FASB”) has defined a development stage business or enterprise (“DSE”) as “an entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exist: (a) planned principal operations have not commenced; or (b) planned principal operations have commenced, but there has been no significant revenue therefrom.” The Company is a DSE which falls within category (b) above.

Were the Company not to be considered a development stage company, the Company, would still not be considered a shell. The definition of a shell company described above uses the word “and” after (A). Thus, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2).  In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release.  However, this can be a difficult proposition for a business in the early stages of development that has not generated revenues yet.

In the aforementioned Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad.  The Commission specifically addressed this issue in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

The Company believes it is a development stage company pursuing an actual business as set forth in the Company’s Form S-1. The Company has spent hundreds of man hours and incurred significant operating expenses in producing a comprehensive framework and initial version of its product. As such, it is not a shell company and is not subject to the reporting requirements of a shell company.

Cover Page

2.	We note that your offering does not appear to have a selling shareholder component. Please remove the reference to selling shareholders from the legend at the top of this page.

Response:

The Company has revised its cover page to remove any reference to selling shareholders.

3.	Please revise to include the page number in your cross-reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.

Response:

The Company has revised its cover page to include the page number of the risk factors.

Prospectus Summary

Overview, page 5

4.	Your filing contains disclosure on this page and throughout the prospectus that assumes the occurrence of future events. For example, you state on this page that your platform will enable users to connect and communicate and that your platform will include seven products. Please revise these and other statements in your prospectus to state your intention to engage in these business activities.

Response:

The Company has revised the disclosure on the cover page and throughout its prospectus to state its intention to engage in the business activities rather than assuming the occurrence of future events. Specifically, among other changes in the prospectus, we have amended the summary information to provide:

Overview

We intend to operate an innovative social networking internet platform consisting of seven products – http:/www.bebuzee.com. We plan for our platform to enable our users to connect and communicate with each other, share information and user-generated content, shop for deals and enjoy a wide range of other features and services. Our goal is to lead and redefine the internet social networking industry. To achieve this goal, we intend to provide a highly engaging and interactive platform that promotes connectivity, communication and sharing among our users.

We intend to create a platform that will include seven products to offer users a unique and comprehensive experience. These products will be: . . .

The Company intends to offer users a comprehensive and unique alternative to other social networking sites. However, there can be no assurances that our efforts to develop the proposed website will succeed, or that we will be able to successfully market the proposed website, if developed.

Since inception in November, 2012, we have generated minimal revenues (£3,471) and have incurred a cumulative deficit of (£80,991) We will seek to generate revenues primarily from online advertising. We will also seek to generate revenues through paid monthly subscriptions from real estate agents listed on “Properbuz” and merchants listed on “Shopping by Images.”

5.	Please revise to disclose that there can be no assurances that your efforts to develop the proposed social networking platform will succeed, or that you will be able to successfully market your proposed social networking platform, if developed. Please include this disclosure in the Description of Business section as well.

Response:

The Company has revised its disclosures in the Prospectus Summary and Description of Business to disclose that there can be no assurances that its efforts to develop the proposed website will succeed, or that it will be able to successfully market the proposed website, if developed.

With respect to the Prospectus Summary, the Company refers to its response to comment no. The Description of Business section of the prospectus has been amended to include:

The Company intends to offer users a comprehensive and unique alternative to other social networking sites. However, there can be no assurances that our efforts to develop the proposed website will succeed, or that we will be able to successfully market the proposed website, if developed.

6.	We note your statement on page 6 that you have not generated any revenue since inception. You state elsewhere, however, that you have generated £3,471 in revenue to date, or that you have generated minimal revenues. Please revise to resolve these discrepancies.

Response:

The Company has revised its disclosures throughout to consistently reflect the revenue that has been generated. To wit:

Net Revenues

Since inception, we generated minimal revenues. For the period April 1, 2013 through March 31, 2014 we generated revenues in the amount of £3,471. We did not generate any revenues for the period April 1, 2014 through March 31, 2015. We plan to primarily derive our revenues from online advertising, as well as through monthly subscription fees paid by merchants and real estate agents who list their products on “Shopping by Image” and “Properbuz”.

Risk Factors

Risks Related to our Business

If our former professionals…, page 12

7.	Please file the written employment agreement with your officer as an exhibit or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

The Company has included the written employment agreement as Exhibit 10.2 of its accompanying registration statement.

Business Operations

Employees, page 27

8.	We note your statement that you had 11 employees as of December 10, 2010. Please revise to provide either the number of employees at the end of the period or the average for the period for each of the past three financial years (and changes in such numbers, if material) and, if possible, a breakdown of persons employed by main category of activity and geographic location. Also disclose any significant change in the number of employees, and information regarding the relationship between management and labor unions. Refer to Item 6.D of Form 20-F.

Response:

The Company has revised its disclosures to include a discussion of the numbers of its employees for each of the past three financial years and changes in such numbers. Specifically:

Employees

We have 7 employees as son August 30, 2015. We had 7 employees as of December 31, 2014; 4 employees as of December 31, 2013, and 3 employees as of December 31, 2012. We plan to increase our hiring significantly over the next twelve months should we obtain sufficient funding from this offering.

Management, page 27

9.	Please revise to disclose Mr. Onyero’s age. Refer to Item 6.A.3 of Form 20-F.

Response:

The Company has revised its disclosure to include Mr. Onyero’s age.

Description of Share Capital

Differences in Corporate Law, page 29

10.	We note your disclosure that the Companies Act 2006 requires public limited companies to have at least two directors. However, it appears that Mr. Onyero is the sole director of Bebuzee Ltd. Please advise or revise.

Response:

The Company has revised its disclosures throughout to include Ms. Claudia Spagnuolo as a director of the Company. The disclosure has been revised to include:

Claudia Spagnuolo has been working at Bebuzee for over one year as a user experience manager before being promoted to marketing director. Claudia’s skills and commitment has helped Bebuzee improved its products and marketing. Her education include a Bachelor Degree in Political Science and a Master Degree in Administration. She previously worked as an assistant marketing director at the National Secretariat of the union CISL in Italy from 2010 to May 2014. Prior to that, she also worked as a researcher at the Complutense University of Madrid on the issues of corporate management.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity

Cash Flows and Working Capital, page 36

11.	Please revise your disclosures to clearly state the amount of cash held by the company as of March 31, 2015. In addition, state whether available funds will satisfy your working capital requirements for the next twelve months and include a discussion of the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 5.B.1 of Form 20-F.

Response:

The Company has revised its disclosure to state the amount of cash held by the company as of March 31, 2015. In addition, the Company has amended its disclosures to state whether available funds will satisfy its working capital requirements for the next twelve months and included a discussion of the minimum number of months that it will be able to conduct its planned operations using currently available capital resources.

Off-Balance Sheet Commitments and Arrangments, page 36

12.	Please revise to file your lease agreement with Hedges and Hedges as an exhibit to your registration statement. Refer to Item 601(b)(10)(i) of Regulation S-K.

Response:

The Company has filed the lease agreement as Exhibit 10.3 to its accompanying registration statement.

Legal Matters, page 39

13.	We note your statement that you will receive opinions from both English counsel and Mr. Tracy. Please revise to file the opinion provided by English counsel or advise. Refer to Item 601(b)(5)(i) of Regulation S-K.

Response:

The Company has amended its disclosures to accurately reflect that it will not be receiving an opinion on the validity of its shares from its U.K. counsel.

Item 7. Recent Sales of Unregistered Securities, page 50

14.	For each unregistered sale of securities described in this section please revise to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Refer to 701(d) of Regulation S-K.

Response:

The Company has amended its disclosures to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available.

Undertakings, page 50

15.	Please revise your disclosure to include the undertakings set forth in Item 512(a)(1) of Regulation S-K.

Response:

The Company has revised its disclosures to include the undertakings set forth in Item 512(a)(1) of Regulation S-K.

Exhibits

16.	We note that Exhibits 3.1 and 10.1 appear to be separate jpeg images. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file the applicable exhibits in one of the correct document formats.

Response:

The Company has filed the applicable exhibits in correct document format.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Bebuzee Ltd.